UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[ ] Form 10-K and Form 10-KSB   [X] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full name of registrant:                  Leon Tours Limited

Former name if applicable

Address of Principal Executive            Saffrey Square, Bay Street & Bank Lane
Office (Street and Number)                Suite 104A, Box N-3927
City, State and Zip Code:                 Nassau, Bahamas


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Karsh & Company, P.C., the principal independent accountants of Leon Tours Limited (the "Company") resigned because of a decision made by management of Karsh & Company to cease the engagement of clients which involve services or representation under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Therefore, management of the Company needed to locate a new principal independent accountant for the Company. The Company recently engaged the services of Jones, Jensen & Co. of Salt Lake City, Utah. A Form 6-K has been filed by the Company.

Due to the timing by the Company of the engagement of Jones, Jensen & Co. as principal independent accountants and the excessive prior commitments by Jones, Jensen & Co. to its other clients, the audited financial statements for the Company have not been completed.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Diane D. Dalmy
     303-985-9324


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Leon Tours Limited
                        ---------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                      By: /s/ Luther Jeffries
--------------------                      -------------------------
Luther Jeffries